RUSKIN MOSCOU FALTISCHEK, P.C.
East Tower, 15th Floor
1425 RXR Plaza
Uniondale, New York 11556

Writer’s Direct Dial:  (516) 663-6514
Writer’s Direct Fax:  (516) 663-6714
Writer’s E-Mail:  rsatin@rmfpc.com

July 8, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Accelerated Acquisitions V, Inc. (the “Company”)
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-167939
Filed on June 1, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to a telephonic comment of the Staff which was communicated to us on July 7, 2011, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

Based upon the comment received, it appears that there was confusion in regard to the License Agreement with Demand Pooling Global Services, LLC.  Please be advised supplementally that the three milestones detailed in the License Agreement are cumulative and provide that the conditions are satisfied if any one of the three milestones is achieved.  Thus, the initial milestone of raising $1 million or generating revenues in the amount of $1 million by the first anniversary of the License Agreement has not been met.  However, the revenue requirement can still be satisfied by achieving Milestone #2 by the second anniversary or Milestone #3 by the third anniversary.

Given the nature of the comments, the Company has amended the Information Statement. Where applicable, the revised pages or sections of the Information Statement are attached hereto.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

United States Securities and Exchange Commission
July 8, 2011

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s// Richard G. Satin

RICHARD G. SATIN
For the Firm
RGS:kad
Enclosures

Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the Technology and any improvements thereto—although the License includes the Company's right to utilize such improvements.

The term of the License commences the date of execution of the Licensing Agreement ("Execution Date") and continues for a term of twenty (20) years, ending on the twentieth anniversary of the Execution Date. In addition to other requirements, the continuation of the license is conditioned on the Company generating net revenues in excess of expenses in the normal course of operations or the funding by the Company of a minimum of $10,000,000 for "qualifying research, development and commercialization expenses" in accordance with the following schedule:

(a) a minimum of US$1,000,000 during the period commencing upon the Execution Date and ending on the first anniversary of the Execution Date; or

(b) a minimum of US$4,000,000 during the period commencing upon the Execution Date and ending on the second anniversary of the Execution Date; or

(c) a minimum of US$10,000,000 during the period commencing upon the Execution Date and ending on the third anniversary of the Execution Date

Notwithstanding, the License is not subject to immediate discontinuation despite the fact that the initial milestone (net revenues in excess of expenses in the normal course of operations or receive funding of at least $1 million by one year from April 15, 2010) has passed. The three milestones detailed in the License are cumulative and provide that the conditions are satisfied if any one of the three milestones is achieved. In other words, although Milestone #1 (raising $1 million or generating revenues in the amount of $1 million) has not been met, the requirement can be met by achieving Milestone #2 by the second anniversary of the License Agreement (raising $5 million or generating $5 million in revenues) and if neither is met, then the requirements can be satisfied by achieving Milestone #3 by the end of the third year (raising $10 million or generating $10 million in revenues). Neither the Company nor any of its advisors or consultants has significant experience in raising funds similar to the $15,000,000 estimated to be required.

The Licensing Agreement calls for royalties payable by the Company to the Licensor of ten percent (10%) of all gross revenues resulting from the use of the Technology by the Company and twenty-five percent (25%) of all royalties and fees received from third party sublicensees.

The license is terminated upon the occurrence of events of default specified in the License Agreement.

The Company played no role in the development of the Technology. The business concept behind the Technology was developed primarily by Richard Aland, the Company founder, although he played no role in the actual development of the Technology. Since the Company has just begun to apply the Technology commercially, the Company is unable to estimate the commercial value of the Technology. Licensor was created for the purpose of developing and implementing the software application necessary for implementation of Mr. Aland's vision of how state and local governments could effectively generate large-scale savings on the purchase of capital assets and certain commodities (motor fuel and water treatment chemicals). Licensor has been in business since August, 2005 and during the time since its commencement of operations through 2009, it developed the software application. Notwithstanding, Licensor found that it lacked the capabilities to effectively and successfully market the concept. Licensor therefore determined to focus solely on software development with a strategy to sell or license the software and to provide support for the software. To the best of the Company's knowledge, Licensor has never been, is not currently and has no plans in the future to engage in the demand aggregation pools business. DPGS is strictly a software development company which developed the electronic application or platform which is licensed to the Company. Further, the Company believes that Licensor has no intent to engage in a business similar to the Company in the United States (which the Company believes would be in violation of the terms of the License). The Company believes that Licensor has not generated any revenues to date.

The Company investigated a variety of software applications as possible alternatives to the licensed software, but did not find any alternative software which it viewed as being as sophisticated, scalable and flexible as the software application licensed from Licensor.

The Company's application platform is fully functional in its current state and it is currently conducting its first non-beta pooled purchase of products for state and local governments. The process for operating its aggregation platform involves posting the opening of a pooled purchase of a specific product on its website and allowing buyers to join the pool for 30-45 days. At the end of this period, the pool automatically closes for buyer access and opens to supplier access for capturing all posted IFBs, evaluating the IFBs, formulating and submitting their bids. The period for supplier bidding is also typically 30-45 days and requires that all bids must be submitted prior to the end of this period, at which time suppliers no longer are permitted access and access returns to the buyers for capturing and evaluating their bids and awarding contracts. The system requires the buyers to designate an anticipated approval or award date so that the suppliers are fully informed as to how long their bids must be valid. A determination of award may take as long as 180 days from the date that the bids are due from suppliers. If a supplier is selected as the winning bidder, it enters into a contract negotiation period with the buyer and this is conducted independent of the Company's platform. If a contract is completed, the suppliers are responsible for paying the Company's platform use fee. The suppliers of the product pay the fees charged by the Company.

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We have a need to raise additional capital

The Company will require significant additional financing in order to market its demand aggregation solutions platform to suppliers and buyers, meet the milestones and generate revenue to avoid discontinuation of the License. Funding would be required for staffing, marketing, public relations and the necessary research precedent to expanding the scope of its offering to include *commercial enterprises* . The Company intends to seek an aggregate of $15,000,000 in 2011 and 2012; however there is no guarantee that the Company will be able to raise this or any amount of additional capital and a failure to do so would have a significant adverse effect on the Company's ability, or would cause significant delays in its ability to address the market for purchases of capital assets and selected commodities by commercial enterprises, meet the milestones and generate the revenue to avoid discontinuation of the License. Notwithstanding, the License is not subject to immediate discontinuation ~~if~~despite the fact that the initial milestone (net revenues in excess of expenses in the normal course of operations or receive funding of at least $1 million by one year from April 15, 2010) ~~is not achieved~~has passed. The three milestones detailed in the License are cumulative and provide that the conditions are satisfied if any one of the three milestones is achieved. In other words, ~~if~~although Milestone #1 (raising $1 million or generating revenues in the amount of $1 million) ~~is~~has not been met, the requirement can be met by achieving Milestone #2 by the second anniversary of the License Agreement (raising $5 million or generating $5 million in revenues) and if neither is met, then the requirements can be satisfied by achieving Milestone #3 by the end of the third year (raising $10 million or generating $10 million in revenues). Neither the Company nor any of its advisors or consultants has significant experience in raising funds similar to the $15,000,000 estimated to be required.

The Company's Management and its advisors lack meaningful experience in the marketing of the Licensed Software

In view of the fact that the marketing of the Company's licensed software is a new business and there are no known comparable models in the market, the Company lacks the specific experience to implement its business plan. While the Company will seek to obtain resources which will support its marketing activities, there is no assurance that this lack of experience will not negatively affect the Company's implementation of its business plan and prospects for growth and ultimate success.

Dependence on our Management, without whose services Company business operations could cease.

At this time, our management is wholly responsible for the development and execution of our business plan. Our management is under no contractual obligation to remain employed by us, although they have no present intent to leave. If our management should choose to leave us for any reason before we have hired additional personnel our operations may fail. Even if we are able to find additional personnel, it is uncertain whether we could find qualified management who could develop our business along the lines described herein or would be willing to work for compensation the Company could afford. Without such management, the Company could be forced to cease operations and investors in our common stock or other securities could lose their entire investment.

Our officers and directors devote limited time to the Company's business and are engaged in other business activities

At this time, none of our officers and directors devotes their full-time attention to the Company's business. Based upon the growth of the business, we would intend to employ additional management and staff. The limited time devoted to the Company's business could adversely affect the Company's business operations and prospects for the future. Without full-time devoted management, the Company could be forced to cease operations and investors in our common stock or other securities could lose their entire investment.

Concentrated control risks; shareholders could be unable to control or influence key corporate actions or effect changes in the Company's board of directors or management.

Our current officers and directors currently own 27,880,045 shares of our common stock, representing approximately 81.07% of the voting control of the Company. Our current officers and directors therefore have the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws.

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On April 15, 2010, the Company entered into a Licensing Agreement ("Licensing Agreement") with Demand Pooling Global Services, LLC ("Licensor") pursuant to which the Company was granted a, non-transferrable license for certain territories (an exclusive license for North America and a non-exclusive license for all markets outside of North America) for certain intellectual property developed by Licensor, principally comprising a business concept and related technology which has, as its core product, the aggregation of demand for high-ticket capital equipment and selected commodities to facilitate cooperative purchases of similar products by a significant number of large end-users (the "Technology"). The Technology would also permit and facilitate pooled financing for such purchases in a manner which permits greater financial flexibility for the end-users. Finally, the Technology permits and facilitates the disposal of older equipment and commodities by end-users in order to improve the cost recovery on disposal of surplus or dated equipment and commodities. The License also provides for the use of a datacenter through a third-party provider.

Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the Technology and any improvements thereto—although the License includes the Company's right to utilize such improvements.

The term of the License commences the date of execution of the Licensing Agreement ("Execution Date") and continues for a term of twenty (20) years, ending on the twentieth anniversary of the Execution Date. In addition to other requirements, the continuation of the license is conditioned on the Company generating net revenues in excess of expenses in the normal course of operations ***or*** the funding by the Company of a minimum of $10,000,000 for "qualifying research, development and commercialization expenses" in accordance with the following schedule:

(a) a minimum of US$1,000,000 during the period commencing upon the Execution Date and ending on the first anniversary of the Execution Date; or

(b) a minimum of US$4,000,000 during the period commencing upon the Execution Date and ending on the second anniversary of the Execution Date; or

(c) a minimum of US$10,000,000 during the period commencing upon the Execution Date and ending on the third anniversary of the Execution Date

Notwithstanding, the License is not subject to immediate discontinuation despite the fact that the initial milestone (net revenues in excess of expenses in the normal course of operations or receive funding of at least $1 million by one year from April 15, 2010) has passed. The three milestones detailed in the License are cumulative and provide that the conditions are satisfied if any one of the three milestones is achieved. In other words, although Milestone #1 (raising $1 million or generating revenues in the amount of $1 million) has not been met, the requirement can be met by achieving Milestone #2 by the second anniversary of the License Agreement (raising $5 million or generating $5 million in revenues) and if neither is met, then the requirements can be satisfied by achieving Milestone #3 by the end of the third year (raising $10 million or generating $10 million in revenues). Neither the Company nor any of its advisors or consultants has significant experience in raising funds similar to the $15,000,000 estimated to be required.

Under the foregoing formula, the Company is not required to make any specific expenditures if it reaches a point where revenues exceed expenses within the three-year period. Also, the Company is ***not required*** to pay $10,000,000 (or any other amount in excess of the annual licensing fee) to the Licensor for any purposes—and is only required to show that it has made the expenditures for "qualifying research, development and commercialization" if revenues do not exceed expenses by the third anniversary of the agreement. "Commercialization" essentially refers to marketing and sales. If the Company does not meet the profitability test within the three-year period and the expenditures are, in fact, required, it is anticipated that a portion of the costs of development of the electronic platform, product configuration catalogs and the like will be paid to the Licensor for these purposes. Notwithstanding, the Company retains the right to engage other contractors to develop components of the application and is not restricted to using the Licensor as its only source for additional development work. All payments made to third party contractors for research, development and commercialization are included to satisfy the expenditure test. It is anticipated that a significant portion of any expenditures by the Company will be utilized for the Company's own preparation and market research for the implementation of new product pools beyond the original three product categories, and all such expenditures also serve to satisfy the expenditure test.

The ownership of the intellectual property necessary for development and modification of the electronic platform resides with the Licensor and becomes a part of the *exclusive* North American and *non-exclusive* worldwide (outside North America) License.

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